ORRICK, HERRINGTON & SUTCLIFFE LLP 1000 MARSH ROAD MENLO PARK, CALIFORNIA 94025 tel +1-650-614-7400 fax +1-650-614-7401 WWW.ORRICK.COM

October 5, 2012

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Martin James, Senior Assistant Chief Accountant
Kate Tillan, Assistant Chief Accountant
Tara Harkins, Staff Accountant

Re:	Sequans Communications S.A.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
Forms 6-K
Filed April 26, 2012 and July 26, 2012
File No. 001-35135

Ladies and Gentlemen:

We are submitting this letter on behalf of Sequans Communications S.A. (the “Company”) in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated September 26, 2012 (the “Staff Letter”), relating to the Company’s Annual Report on Form 20-F filed March 30, 2012 (the “Annual Report”) and the Company’s Reports on Form 6-K filed April 26, 2012 (the “April Report”) and July 26, 2012 (the “July Report”).

In this letter, we have cited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given them in the Annual Report, the April Report or the July Report, as applicable.

As requested by the Staff, we include as Annex I a letter from the Company that sets forth the requested acknowledgements with respect to filings made by the Company.

Securities and Exchange Commission

October 5, 2012

Form 20-F for the Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates, Inventories, page 36

1.	We note your disclosures herein and on page F-13 related to your valuation of inventory. Please tell us how you develop certain of your assumptions such as “future demand” for purposes of your inventory valuation analysis. Indicate how you arrived at your estimates for changes in demand and the historical variability of such estimates.

Response: When the Company considers future demand for a product, there are a number of factors that it takes into consideration, including purchase orders and forecasts from customers, which in normal market conditions give the Company good visibility for the next three months and some view on the following three months, the Company’s own internal projections based on customer inputs and new business opportunities, and estimates of market potential based on reports from industry analysts. The time horizon considered for future demand varies depending on the nature of the product, meaning the Company considers if the product is newly-introduced or approaching end-of-life, if the product is in finished good form or in component form, and if the product is incorporated in a large or small number of different end-user products from few or many customers.

2.	Further to the above, we note your disclosures on page 9 and throughout the filing that you experienced cancellations of chip orders from HTC, your largest customer, during the fourth quarter of fiscal 2011. We further note from your Form 6-K filed on July 26, 2012 that you reported $11.1 million of total sales for the six months ended June 30, 2012 as compared to $56 million of total sales for the six months ended June 30, 2011. Considering these factors, please explain to us in more detail how you have evaluated inventory for realizability as of December 31, 2011. Discuss why you believe the full amount of inventory recorded as of December 31, 2011 is realizable.

Response: In the second half of 2011, Sprint, the WiMAX operator representing about half of the total WiMAX market worldwide, announced that it would be launching the 3G iPhone and dedicating its financial resources to promoting this product line rather than its WiMAX products. This caused other operators to review their plans and, for some months, the Company experienced a great deal of uncertainty on the part of its customers and WiMAX operators in general.

Securities and Exchange Commission

October 5, 2012

At December 31, 2011, the Company’s inventory totaled $11,660,000, of which $6,106,000 was in the form of components (primarily silicon wafers and memory chips) and $5,554,000 was in the form of finished goods. Of these totals, $11,457,000 related to WiMAX products ($6,106,000 in the form of components and $5,351,000 in the form of finished goods). Of the WiMAX products, $4,421,000 of the finished goods was for the chip (SQN1210) that had been the subject of the order cancellations from HTC. $6,106,000 of the components inventory was for WiMAX products, but $5,891,000 of this amount could be used for either the SQN1210 or the SQN1220. The SQN12XX products have essentially the same functionality, but the SQN1210 is optimized for smartphones while the SQN1220 is optimized for data-centric terminals such as USB dongles.

In considering the realizability of the inventory at December 31, 2011, the Company considered demand indicated by HTC and other customers, overall market potential in 2012 and 2013 based on input from operators and analysts, and the remaining estimated commercial life of our products.

At December 31, 2011, the Company had no indication of demand from HTC, given that HTC had just cancelled orders at the end of December, and the Company knew that HTC had inventory to use before the Company would see new purchase orders. The Company had purchase orders and forecasts from other customers that only gave it visibility for a few months.

On the other hand, the Company reviewed information from WiMAX operators and analysts that showed that HTC’s WiMAX handsets would have a reduced but continued run-rate in 2012 and 2013. For example, the Company was told that it was likely that certain mobile virtual network operators would introduce WiMAX services in 2012 using HTC devices and that an existing operator was planning to launch an HTC WiMAX device in 2012.

The Company also considered the overall WiMAX market potential and not just the short-term view from customers who themselves did not have a lot of visibility. Industry analyst reports from a leading research firm dated January 2011 showed the WiMAX market growth slowing but still representing significant volumes in 2012- 2014, with WiMAX device sales totaling over 40 million units in 2012 and growing to over 60 million units in 2014.

In late March 2012, the Company began receiving confirmation from the operators who purchase product from HTC that there would be new WiMAX product launches in 2012 (the pre-paid card programs at Virgin Mobile and Boost in the US, and some small launches by Taiwanese operators). In addition, a Japanese operator confirmed its launch of a new HTC WiMAX phone in April 2012.

While HTC was the Company’s largest customer for the SQN1210, they were not the Company’s only customer. The SQN1210 is a standard product and used in many different end-

Securities and Exchange Commission

October 5, 2012

products by many different customers, including customers selling into emerging markets that are not expected to stop their WiMAX networks in the short-term. The Company has continued to receive orders and ship WiMAX products to other customers.

The SQN1210 had gone into mass production in the second quarter of 2011 and was a fairly young product, which could be saleable for another 2-4 years.

In conclusion, based on the Company’s view of the market potential for WiMAX, the fact that it continued to ship product to customers other than HTC in Q1, and that it received indications that demand for the HTC products would resume by mid-2012, combined with the relatively long remaining commercial life for these products, the Company considered that at December 31, 2011, it was probable that the inventory at that date would be realized at the book value or more prior to the inventory become obsolete or unsaleable.

The Company continues to evaluate realizability at each balance sheet date. During the second quarter of 2012, the Company began to receive new orders and forecast information from HTC indicating demand for goods to be delivered in Q2 – Q4. As of September 30, 2012, the Company had shipped 99% of the WiMAX product that it had in the form of finished goods at December 31, 2011 and began producing additional finished goods in Q3 and Q4 2012 to meet additional demand in Q4 and into 2013.

Item 18. Financial Statements

Note 3. Segment Information, page F-17

3.	Please tell us how you considered the disclosure required by IFRS 8.32 related to information about revenues from external customers for each product and service.

Response: The Company reports product revenue and other revenue from external customers on the face of our consolidated statement of operations. Product revenues are derived from the sale of semiconductor solutions for 4G wireless broadband applications. Other revenues consist of license revenues, maintenance, and support services.

The Company’s products and services related to semiconductor solutions for 4G wireless broadband applications (involving either WiMAX or LTE technology, or, beginning in 2012, a combination of the two) are all similar in nature and therefore allow aggregation.

4.	We note the table on page F-18 showing revenues by region. Please tell us how your disclosure considered IFRS 8.33 including disclosing revenues from external customers attributed to the company’s country of domicile and, where material, disclosing revenues attributed to an individual foreign country.

Securities and Exchange Commission

October 5, 2012

Response: As disclosed in Note 3 to our consolidated financial statements, sales to external customers are based on the geographical location of our customers, i.e., the billing addresses of the Company’s customers, regardless of the legal entity originating the sale. Indeed, all sales are generated by the Company’s French-based parent company.

In addition, revenues from external customers based in France are deemed not material for all periods presented. Finally, the information related to revenues from external customers attributed to an individual country, where material, is provided in Note 18.3 to our consolidated financial statements, under “Credit Risk” (page F-36 of the Annual Report).

5.	Please tell us how you considered the disclosures required by IFRS 8.34 related to information about the extent of the company’s reliance on its major customers.

Response: Information about major customers and required disclosures form single customers accounting for 10% or more of the Company’s total revenues is provided in Note 18.3 to our consolidated financial statements, under “Credit Risk” (page F-36 of the Annual Report).

Forms 6-K dated April 26, 2012 and July 26, 2012

6.	We see that you present non-IFRS, or non-GAAP, financial information in your Forms 6- K and that the filings are also incorporated by reference into your Form F-3 filed on July 26, 2012. Further, we note that as part of the reconciliation required by Item 10(e) of Regulation S-K you present full Non-IFRS (non-GAAP) statements of operations. It is generally not appropriate to present a full non-GAAP statement of operations for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures since to do so may attach undue prominence to the non-GAAP information. Please amend your filings to remove the full Non-IFRS (non-GAAP) statements of operations. To the extent you continue to present specific non-GAAP measures in the amended Forms 6-K, please comply fully with the reconciliation and disclosure requirements of Item 10(e) of Regulation S-K. Refer to the staff’s guidance provided in the Division of Corporation Finance Compliance and Disclosure Interpretations Nos. 106.03 and 102.10.

Response: Upon completion of the Staff’ review, the Company intends to amend Exhibit 99.1 to the April Report to delete the final table entitled “Unaudited Reconciliation of Non-IFRS

Securities and Exchange Commission

October 5, 2012

Financial Results” and replace it with the table set forth in Exhibit A to this letter. The Company further intends to amend Exhibit 99.1 to the July Report to remove the final two tables entitled “Unaudited Reconciliation of Non-IFRS Financial Results” and replace them with the tables set forth in Exhibit B to this letter.

7.	In addition, we note that in your Forms 6-K you presented non-IFRS, or non-GAAP, information for the periods ended December 31, 2011, March 31, 2011 and June 30, 2011 without the related reconciliations and disclosures required by Item 10(e) of Regulation S-K. To the extent you continue to present specific non-GAAP measures for these periods in the amended Forms 6-K, please comply fully with the reconciliation and disclosure requirements of Item 10(e) of Regulation S-K. Refer to the staff’s guidance provided in the Division of Corporation Finance Compliance and Disclosure Interpretations No. 106.03.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that, for future periods, it will comply fully with the reconciliation and disclosure requirements of Item 10(e) of Regulation S-K to the extent the Company continues to present specific non-IFRS measures.

* * * * * * * * * * * * * * *

Please do not hesitate to contact me by telephone at (650) 614-7652 or by fax at (650) 614-7401 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ John V. Bautista

John V. Bautista

cc:	Georges Karam, Sequans Communications S.A.

         Deborah Choate, Sequans Communications S.A.

Exhibit A

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	March 31, 2012	Dec 31, 2011	March 31, 2011
Net IFRS profit (loss) as reported	(9,043)	(5,615)	1,896
Add back
Stock-based compensation expense according to IFRS 2	1,306	1,324	463
Non-IFRS profit (loss) adjusted	(7,737)	(4,291)	2,359
Non-IFRS basic earnings (loss) per share	($0.22)	($0.12)	$0.09

Non-IFRS diluted earnings (loss) per share	($0.22)	($0.12)	$0.08

Exhibit B

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	June 30, 2012	March 31, 2012	June 30, 2011
Net IFRS profit (loss) as reported	(8,304)	(9,043)	58
Add back
Stock-based compensation expense according to IFRS 2	917	1,306	1,134
Change in the fair value of convertible notes option component	—	—	1,651
Non-IFRS profit (loss) adjusted	(7,387)	(7,737)	2,843
Non-IFRS basic earnings (loss) per share	($0.21)	($0.22)	$0.09

Non-IFRS diluted earnings (loss) per share	($0.21)	($0.22)	$0.08

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Six months ended
(in thousands of US$, except share and per share amounts)	June 30, 2012	June 30, 2011
Net IFRS profit (loss) as reported	(17,347)	1,953
Add back
Stock-based compensation expense according to IFRS 2	2,223	1,597
Change in the fair value of convertible notes option component		1,651
Non-IFRS profit (loss) adjusted	(15,124)	5,201
Non-IFRS basic earnings (loss) per share	($0.44)	$0.17

Non-IFRS diluted earnings (loss) per share	($0.44)	$0.16

Annex I

SEQUANS COMMUNICATIONS S.A.

19 Le Parvis

92073 Paris-La Défense, France

October 5, 2012

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Martin James, Senior Assistant Chief Accountant
Kate Tillan, Assistant Chief Accountant
Tara Harkins, Staff Accountant

Re:	Sequans Communications S.A.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
Forms 6-K
Filed April 26, 2012 and July 26, 2012
File No. 001-35135

Ladies and Gentlemen:

Reference is made to your letter to Sequans Communications S.A. (the “Company”) dated September 26, 2012. As requested by the staff of the U.S. Securities and Exchange Commission (the “Commission”), the Company acknowledges that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

[Signature page follows]

Very truly yours,

SEQUANS COMMUNICATIONS S.A.

By:	/s/ Deborah Choate
Name: Deborah Choate
Title: Chief Financial Officer